Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: November 24, 2021

Twitter:

ICYMI

Our CEO @CJardine caught up with the CNBC @SquawkBoxEurope team this morning...

Missed it while grabbing your morning coffee?

Full chat in the video below i

[Video natively posted]

#EOCharging #ZeroEmissions

(Legal disclaimer: bit.ly/3CHVNZd)

LinkedIn:

Thanks for having us @CNBC...

This morning, our CEO @Charlie Jardine caught up with the @CNBC Squawk Box Europe team to chat about #EOCharging and our future growth plans.

Missed it while grabbing your morning coffee? Don’t worry, you can catch it on the link below i

[Video natively posted]

#EOCharging #ZeroEmissions

(Legal disclaimer: bit.ly/3CHVNZd)

The following is a transcript of the video released by EO Charging posted to Twitter and LinkedIn on November 24, 2021 mentioned above:

Steve Sedgwick 0:13

Well let’s get to Charlie Jardine who is the CEO of EO Charging. Charlie, nice to see you today. Thank you very much indeed for joining us. Just to start off with before we talk charging and charging points and the growth of the business. Why SPAC sir?

Charlie Jardine 0:24

Yeah, good morning, thanks for having me. I’m Charlie Jardine, CEO and Founder at EO Charging. So EO Charging provides turnkey charging solutions for electric vehicle fleets, so that’s vans, trucks, buses and depots and also cars and vans on the driveways of employees. As you have already talked about on the show, the energy market, the electric vehicle market is grown significantly. There’s a lot of hype and excitement both here in Europe and also over in America, backed by the government but also by consumer and business demands to reduce carbon emissions and of course, one of the big parts there is transportation. So, from an EO point of view we’re the market leader in charging fleets here in Europe, and so for us with the market coming at us quickly we want to get as much capital into the business as possible and attack this fast-growing market and grow out globally across both North America and APAC.

Steve Sedgwick 1:28

Charlie, I hear what you’re saying but there’s many, many routes to market and the SPAC one has been blighted, if I may say so, by accusations of the founders getting all the spoils from SPACs and the investors getting a much smaller percentage. You’ll be aware of those criticisms as well, how do you respond to that, Charlie?

Charlie Jardine 1:46

Yeah look I think of course, you know, with all new things there is criticisms. For us, look, doing a SPAC is just a mechanism for getting capital into the business quickly. You know, a business like us would traditionally go down the IPO route, but absolutely time is of the essence and we want to capture the market. So you named the SPAC, First Reserve Sustainable Growth Corp., that is a SPAC backed by First Reserve, which is a private equity company based over in Houston. These guys have done over 20 IPOs in their 40-year history. They are a really good partner for our business, so as well as getting the capital we need also we’ve got a partner and that partner is going help us grow both here in Europe and the U.S. and we’ll leverage their experience.

Steve Sedgwick 2:34

Charlie, can I ask you, I mean a big focus of the business is obviously to expand in the United States. Is it easier to grow in the U.S than in continental Europe?

Charlie Jardine 2:44

Look, I think, you know I’ve been over to the U.S. a number of times recently and it’s really fascinating of course you’ve got a country that’s very, very large and many many vehicles, whether it’s vans, trucks or buses and it all speaks English. And so, for a business like us you know we’re out in over seven countries in Europe delivering charging solutions to electric vehicles fleets like Amazon, DHL, Tesco, Go Ahead, which is London’s largest bus operator, and of course you know building the business out across multiple countries in Europe with different languages and different regulations is a challenge. When we go to the U.S., again a bigger market, English speaking, and from our experience you know these fleet operators are looking to do national deals. So, I think for a business like ours, the opportunity to get to scale is really exciting.

Steve Sedgwick 3:37

There’s a big focus obviously on fleet charging. Is it because it’s easier just to be b2b than it is to have to have to deal with the general public when it comes to providing charging facilities?

Charlie Jardine 3:51

I don’t think it’s any easier. In fact, this infrastructure is clearly mission critical. So, these fleet operators, whether it’s Amazon, DHL, Tesco, they’re relying on our charging infrastructure to refuel their fleets, so they can go out and deliver people, parcels or food the next day, and so therefore, the infrastructure is mission critical. We need to provide obviously reliable equipment, we need to have 24/7 365 support. We have to get engineers to site within a very short amount of time if there is an issue because these these vehicles and these fleets are relying on us. So, I don’t think it’s any easier. And actually, for a business like us, there’s a number of charging companies I’m sure you’ve talked about on this show, but EO is very much focus on this fleet segment which of course is probably the fastest growing and most exciting segment in the market.

Steve Sedgwick 6:27

Good luck, Charlie. We’ll speak to you again soon hopefully. Charlie Jardine, who is the CEO of EO Charging.

Forward Looking Statements

The information in this post includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this post, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this post, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this post. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this post are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this post, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this post is not incorporated by reference into, and is not a part of, this post.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.